[LETTERHEAD OF STEVEN L. SISKIND]



                                December 27, 2011

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Caroline Kim, Staff Attorney
      Craig Arakawa, Staff Accountant

     Re: Amincor, Inc.


Dear Ms. Kim and Mr. Arakawa:

     Attached is a draft of Amincor, Inc.'s proposed response to the Commission's October 6, 2011 comment letter (the "Comment Letter"). As previously agreed, we are submitting the proposed response to the Comment Letter for your review and approval prior to the filing of our amended Form 10 and Form 10-K.

     Thank you for your courtesies in this matter.


                                Very truly yours,


                                /s/ Steven L. Siskind
                                ------------------------------
                                Steven L. Siskind

SLS:ah
Enclosure

                                  Amincor, Inc.
                     1350 Avenue of the Americas, 24th Floor
                            New York, New York 10019
                               Tel. # 347-821-3452

                                December __, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549
Attn: Caroline Kim

     Re: Amincor, Inc.
         Amendment No. 4 to Registration Statement on Form 10
         Filed August 8, 2011
         Form 10-Q for the Quarter Ended September 30, 2011 Filed November 30, 2010
         Form 10-K for the Year Ended December 31, 2010
         Filed April 18, 2011, as amended August 25, 2011 Form 10-Q for the Quarter Ended June 30, 2011
         Filed August 16, 2011
         File No. 000-49669

Dear Ms. Kim:

We have submitted today for filing Amendment No. 5 to the Registration Statement on Form 10 for Amincor, Inc. as referenced above in response to the Securities and Exchange Commission letter dated October 6, 2011. We are also responding herewith to the Commission's other comments with respect to the other filings referenced above.

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM 10 FILED AUGUST 8, 2011.

GENERAL

1. We refer you to prior comments 1 and 2 from our letter to you dated November 3, 2010. Where appropriate, make corresponding revisions to the amended Form 10-K and to subsequent Forms 10-Q as well.

     ANSWER

     We have complied with these comments.

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2.   We note your response to prior comment 2 from our letter to you dated June
     15, 2011. Please provide us with a copy of the Consent Order from the Cayman Islands Court, dated November 10, 2010.

     ANSWER

     A copy of the Consent Order is attached hereto as Exhibit A.

3. With a view toward expanded disclosure and other than with regard to the appointment of independent liquidators, please advise as to the status of the winding up petition.

     ANSWER

     As previously advised, the legal proceeding related to the Winding-Up Petition (the "Petition") in the Cayman Islands does not include the Company or any of its officers or directors.

     An order with respect to the Petition was entered into by consent between the Petitioner and Capstone Cayman Special Purpose Fund, LP (the "Fund") with the parties agreeing upon the appointment of Deloitte & Touche as liquidators (the "Liquidators"). The Consent Order was signed by the The Grand Court of the Cayman Islands (the "Court") on November 10, 2010 and to our knowledge there are no further Court proceedings pending with respect to the Petition. All of the assets of the Fund were assigned to Amincor, Inc. upon the advice of Houlihan Smith & Company, Inc., the financial adviser that was recommended to the Fund's management by the Petitioner. As a result of the asset assignment, the Fund's activities were terminated. We have been advised by the Fund's Cayman counsel that to date no formal reports have been filed with the Court. We further understand that the Liquidators present intention is to both file a Final Report with the Court and to hold a final meeting in or about January 2012. It is anticipated that thereafter an application to dissolve the Fund will be made by the Liquidators in the first or second quarter of 2012. Additionally, we understand from the Fund's Cayman counsel that the Liquidators do not contemplate undertaking any formal proceedings against the Fund. Therefore, we anticipate that the Fund will be formally dissolved in the first or second quarter of 2012 and the Liquidators' appointment will be terminated at that time.

FINANCIAL STATEMENTS

GENERAL

4. We have read your response to prior comment 5 explaining that you did not include financial statements for the operating companies that you identified for acquisition in your registration statement because you had not determined that such entities would in fact be contributed to the consolidated entity "until subsequent to the report dates." We do not believe you have properly understood the criteria, which establishes the requirement for these financial statements.

     Under Rule 8-04 of Regulation S-X, you need to evaluate for significance all businesses to- be-acquired that are probable at the time of filing your registration statement or which become probable prior to the date that it becomes effective. Under FRC ss.506.02, consummation of a transaction is considered probable whenever financial statements of the registrant alone would not provide investors with adequate financial information with which to make an investment decision.

     You identified the five companies in the registration statement, explained that you had letters of intent to acquire them since January 2010, and revealed that these entities were under common control prior to contribution in October 2010. Given the circumstances, we do not believe that your registration statement includes all required financial statements. We reissue prior comment 5.

     ANSWER

     We are attaching as Exhibit B pro forma financial statements for the years for which historical financial statements are required, including the years ended December 31, 2008 and 2009.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010, AS AMENDED AUGUST 25, 2011

BUSINESS

HISTORY OF THE COMPANY, PAGE 4

5. We note your response to prior comment 9 from our letter to you dated June 15, 2011, and we reissue the comment. Please amend the most recent filing on Form 10-Q as well as your Form 10-K/A filed August 25, 2011, to provide the disclosure we referenced in that comment.

     ANSWER

     We have amended the History of the Company section in the Form 10-K/A and have included the requested disclosure in Footnote 1 "Organization and Nature of Business" in the September 30, 2011 Form 10-Q filed on November 21, 2011 by inserting the following language where required:

          "Therefore Joning, Inc. was delinquent in its Exchange Act reporting obligations from the filing of its Form 10-Q for the quarter ended May 30, 2004 (which it filed on October 25, 2004) until June 2, 2008 when it filed a Form 15 to terminate its registration."

6. We have read your response to prior comment 11 indicating that you do not believe you should comply with Item 301 of Regulation S-K because you had previously been a smaller reporting company, also explaining that you believe Tyree Holdings Corporation is not your predecessor. We believe that you will need to comply with the form requirements based on your status at the time of filing the form; there is no allowance for not providing details about earlier periods during which your filer status may have been different.

     You have presented in your annual report combined financial statements reflecting the activities of companies which were under common control prior to being contributed. The required disclosures of selected financial data should be presented on a similar basis, including activity and balances of all entities which are part of the consolidated group as of December 31, 2010, on a combined basis for earlier periods when they were also under common control.

     The term predecessor is defined in Rule 405 of Regulation C. Item 301(a) of Regulation S-K is applicable to you and your predecessor. You should identify the predecessor, being the major portion of the business and assets acquired, in relation to the combined operations of entities which were under common control prior to being contributed during the year.

     We understand that Tyree Holdings Corporation had significant operations in advance of your sponsors establishing control. You filed financial statements for this entity in a Form 8-K on October 19, 2010, which included predecessor operations for the period January 1, 2008 through January 17, 2008. You should have included selected financial data on a similar basis for the 2006 and 2007 fiscal years to meet your disclosure obligations.

     If you do not have and are unable to acquire the information you should submit an explanation of these limitations, including the reasons your sponsors did not previously have access to this information as creditors, if true; details of all efforts that you and your sponsors have made to acquire the information, such as dates of contact and persons involved; also the disclosure which you propose to explain the reasons for the omission We reissue prior comment 11.

     ANSWER

     We will amend our Form 10-K filing so as to present Tyree as a predecessor of Amincor, Inc. in the financial statements for the year ending December 31, 2008 and subsequently. However, we are not able to present any financial information for any period prior to 2008 for the following reason:

     Prior to 2008, Tyree had incomplete and unreliable accounting records and had never issued reliable financial statements. Consequently, the Company is not able to present the selected financial data required by Item 301 of Regulation S-K for each of the last five years. The Company will comply with Item 301 of Regulation S-K to the extent it is able and present the required selected financial data for each of the last three years in an amended Form 10-K.

7. You will need to expand your disclosure to include all of the information required to comply with Item 301 of Regulation S-K. In addition to the foregoing, this should include a discussion of factors that materially affect the comparability of the information; and of material uncertainties which might cause the data not to be indicative of your future financial condition or results of operations.

     ANSWER

     As noted throughout this response letter, the Company does not have and is unable to acquire reliable financial information requested in order to comply with Item 301 of Regulation S-K. The Company has complied with Item 301 of Regulation S-K to the extent it is able to present the required selected financial data for each of the last three years in our amended Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS
GENERAL

8. We note that you have presented a discussion and analysis of your operating results which is focused solely on segment operations. This does not comply with the disclosure requirements of Item 303 of Regulation S-K. You need to expand your disclosure to include a discussion and analysis based on your consolidated financial statements, and which is responsive to the requirements set forth in Instructions 1 through 5 to paragraph 303(a) of Regulation S-K.

     ANSWER

     We have complied with these comments and added the following language to page __ of the Amended Form 10 K Registration Statement.

AMINCOR, INC.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The accompanying management's discussion of financial condition and results of operations are presented on a combined basis for the years ended December 31, 2010, 2009 and 2008. The combined financial statements represent periods prior to the acquisition of the five operating subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

During the twelve months ended December 31, 2010, cash flows provided by operating activities were $7,098,933. This was principally due to cash flows generated by amounts due from factor - related party during the twelve months ended December 31, 2010 combined with a decrease in the net loss from operations during the twelve months ended December 31, 2010 when compared to the twelve months ended December 31, 2009. The cash provided from the amounts due from factor - related party was related to the termination of the subsidiary company factoring agreements which provided cash in the form of reserve disbursements formerly held by the factor. During the twelve months ended December 31, 2009, cash flows used in operating activities was $3,540,406. This decrease in cash flows provided by operating activities was primarily due to an approximately $11.5 million net loss which was partially offset by a decrease in accounts receivable, an increase in accounts payable and an increase in Tyree's construction in process account.

For the twelve months ended December 31, 2010, cash flows used in investing activities were $300,146 mainly due to the purchase of additional equipment by Tyree and Baker's Pride. This was partially offset by the sale of some unused equipment by Tyree. For the twelve months ended December 31, 2009, cash flows used in investing activities were $1,901,355 which was primarily due to the purchase of additional equipment by Tyree and Tulare Holdings.

For the twelve months ended December 31, 2010, cash used in financing activities was $4,456,028 mainly due to the repayment of assumed liabilities and payments of our related party borrowings. For the twelve months ended December 31, 2009, cash provided by financing activities was $5,782,486 which primarily consisted of proceeds from loans from related parties.

As of December 31, 2010, the Company had a working capital deficit of approximately $1.7 million and an accumulated deficit of approximately $28.1 million. Amincor continues to seek new capital in the form of equity and debt to support the operations of its subsidiaries. Management believes that until there is a market for Amincor's securities, raising additional capital will remain a challenge. Management is currently engaged in several projects to raise capital for the Company. Management continues to work with Baker's Pride's management towards the completion of the USDA loan which will increase products offered to the market and increase cash flow and EBIDTA once implemented.

RESULTS FROM OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2010 AND 2009

NET REVENUES

Net revenues for the twelve month period ended December 31, 2010 totaled $86,059,572 compared to net revenues of $86,022,448 for the twelve month period ended December 31, 2009, an increase in net revenues of $37,124. Despite the addition of Masonry's revenue of approximately $5.8 million, decreases in net revenues on Tulare Holdings, Epic Sports and Tyree left net revenues relatively unchanged when comparing the twelve months ended December 31, 2010 to the twelve months ended December 31, 2009.

COST OF REVENUES

Cost of revenues for the twelve month period ended December 31, 2010 totaled $68,569,880 or approximately 79.7% of net revenues compared to $69,946,088 or approximately 81.3% of net revenues for the twelve month period ended December 31, 2009. Cost of revenues was relatively unchanged as a percentage of net revenues between the twelve month period ended December 31, 2010 and December 31, 2009

OPERATING EXPENSES

Operating expenses for the twelve month period ended December 31, 2010 totaled $23,204,327 compared to $18,814,497 for the twelve month period ended December 31, 2009, an increase in operating expenses of $4,389,830 or approximately 23.3%. The primary reason for the increase in operating expenses is related to the addition of Masonry's operating expenses of approximately $3.0 million combined with approximately $2.0 million of operating expenses related to Amincor, Inc.'s corporate headquarters during the twelve months ended December 31, 2010. The increases in operating expenses were partially offset by a decrease in operating expenses of approximately $500,000 among the other subsidiary companies.

LOSS FROM OPERATIONS

Loss from operations for the twelve month period ended December 31, 2010 totaled $5,714,635 compared to a loss from operations of $2,738,137 for the twelve month period ended December 31, 2009, an increase in loss from operations of $2,976,498 or approximately 108.7%. The primary reason for the increase in loss from operations is related to the increases in operating expenses while net revenues remained relatively constant during the twelve months ended December 31, 2010.

OTHER EXPENSES

Other expenses for the twelve month period ended December 31, 2010 totaled $1,076,336 compared to $8,709,992 for the twelve month period ended December 31, 2009, a decrease in other expenses of $7,633,656 or approximately 87.6%.

NET LOSS

Net loss totaled $6,975,221 for the twelve month period ended December 31, 2010 compared to $11,448,129 for the twelve month period ended December 31, 2009, a decrease in net loss of $4,472,908 or approximately 39.1%. The primary reason for the decrease in net loss is related to the decreases in other expenses combined with the increases in operating expenses as mentioned above.

RESULTS FROM OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008

NET REVENUES

Net revenues for the twelve month period ended December 31, 2009 totaled $86,022,448 compared to $73,710,300 for the twelve month period ended December 31, 2008 an increase in net revenues of $12,312,148 or approximately 16.7%. The primary reason for the increase in net revenues is related to Baker's Pride and ESI. Both Baker's Pride and ESI's net revenues are not reflective of a full year for the twelve months ended December 31, 2008 due to ESI commencing operations on September 18, 2008 and Baker's Pride commencing operations on August 28, 2008. The increase in net revenues was partially offset by a decrease in Tyree's revenues of approximately $1.3 million.

COST OF REVENUES

Cost of revenues for the twelve month period ended December 31, 2009 totaled $69,946,088 or approximately 81.3% of net revenues compared to $64,627,008 or approximately 87.7% of net revenues for the twelve month period ended December 31, 2008. The primary reason for the decrease in cost of revenues is related to Epic and Tulare Holdings' cost of revenues, which were in excess of 100% of revenues for the twelve months, ended December 31, 2008.

OPERATING EXPENSES

Operating expenses for the twelve month period ended December 31, 2009 totaled $18,814,497 compared to $15,149,340 for the twelve month period ended December 31, 2008, an increase in operating expenses of $3,665,157 or approximately 24.2%. The primary reason for the increase in operating expenses was due to there being a full year worth of operating expenses for the twelve months ended December 31, 2009 for Baker's Pride and ESI as compared to these subsidiaries were not combined for part of the twelve month period ended December 31, 2008.

LOSS FROM OPERATIONS

Loss from operations for the twelve month period ended December 31, 2009 totaled $2,738,137 compared to $6,066,048 for the twelve month period ended December 31, 2008, a decrease in loss from operations of $3,327,911 or approximately 54.9%. The primary reason for the decrease in loss from operations is due to the increase in net revenues and the decrease in cost of revenues as a percentage of net revenues as noted above.

OTHER EXPENSES

Other expenses for the twelve month period ended December 31, 2009 totaled $8,709,992 compared to $4,993,365 for the twelve month period ended December 31, 2008, an increase in other expenses of $3,716,627 or approximately 74.4%. The primary reason for the increase in other expenses is primarily due to an increase in interest expense on Tulare Holdings of approximately $3.0 million, combined with a full year of interest expense for the twelve months ended December 31, 2009 as related to Baker's Pride and ESI. The increase in other expenses was partially offset by a decrease in interest expense related to Tyree of approximately $1.0 million.

NET LOSS

Net loss for the twelve month period ended December 31, 2009 totaled $11,448,129 compared to $11,059,413 for the twelve month period ended December 31, 2008, an increase in net loss of $388,716 or approximately 3.5%. The primary reason for the increase in net loss is due to an increase in operating expenses and an increase in other expenses.

A detailed analysis of each subsidiary's individual financial performance can be found within their respective management's discussion and analysis section of this amended Form 10-K.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations as of December 31, 2010, as well as our debt obligations:

                                                           Payments due by Period
                                  ------------------------------------------------------------------------
                                     Total          2012          2013-2014       2015-2016     Thereafter
                                  ----------     ----------      ----------      ----------     ----------
Long-term debt obligations        $2,061,000     $  418,000      $1,213,000      $  430,000     $       --
Loan payable to related party        714,000        714,000              --              --             --
Capital lease obligations            892,000        254,000         508,000         130,000             --
Interest on debt obligations         709,000        372,000         264,000          73,000
Operating lease obligations          955,000        473,000         425,000          57,000             --
Other long-term obligations               --             --              --              --             --
                                  ----------     ----------      ----------      ----------     ----------
Total                             $5,331,000     $2,231,000      $2,410,000      $  690,000     $       --
                                  ==========     ==========      ==========      ==========     ==========

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements.

BAKER'S PRIDE INC., PAGE 33

9. We note your response to prior comment 13 explaining that you removed the hypothetical 2008 annualized financial information for Baker's Pride Inc. and revised to limit the discussion of its results of operations for the year ended December 31, 2008 to actual performance. However, your amended Form 10-K does not reflect the changes you describe. We reissue prior comment 13.

     ANSWER

     As was stated in a prior response to your June 15, 2011 comment letter, the financial statements for the period from January 1, 2008 to August 28, 2008 were not presented because the Baker's Pride's predecessor business owners did not maintain sufficient and reliable accounting records for the preparation of financial statements. The Company agrees that Rule 8-02 of Regulation S-X applies and that predecessor financial information for the

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     period from January 1, 2008 to August 28, 2008 would normally be presented.
     However, the Company continues to be faced with a dilemma because predecessor financial information is simply not available. Further, the Company has no reasonable basis to support any assumptions that might be used to prepare annualized financial statements. Therefore, we are not able to comply with Rule 8-02 of Regulation S-X for the period from January 1, 2008 to August 28, 2008. Alternatively, as you suggest in your prior comment 13, we will include disclosure that focuses on the actual results of operations. However, while Instruction 1 to paragraph 303(a) of Regulation S-K includes the sentence "Generally, the discussion shall cover the three-year period covered by the financial statements......" we believe that these circumstances are not `generally' present for a three year period. We have complied with the regulations to the best of our ability, but we are not able to comply with Instruction 1 to paragraph 303(a) of Regulation S-K for a time frame more than two years. The amended information is below.

                               BAKER'S PRIDE, INC.

SEASONALITY

Seasonality does not influence revenue or results in BPI's present operation; however, as BPI expands and diversifies into additional categories seasonality will become more of a factor.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $13,292,090 compared to $13,345,574 for the year ended December 31, 2009, a decrease of $53,484 or approximately 0.4%. All revenue was generated by BPI's Jefferson Street Bakery, Inc. as the Mt. Pleasant facility is awaiting funds to complete start-up of donut, brownie and cookie production.

There were two unusual events that negatively affected sales during the period: a flash flood at the Jefferson Street Bakery on May 13, 2010 which resulted in 6 days of lost production and sales totaling approximately $227,000; on December 24, 2010 a fire in a neighboring building to the Jefferson Street Bakery resulted in lost production and sales of approximately $24,000. Had these unusual events not occurred sales for the year ended December 31, 2010 would have been approximately $13,543,090; an increase of approximately $251,000 or approximately 1.9%

Bread sales for year ended December 31, 2010 totaled $12,274,475 compared to $12,171,169 for year ended December 31, 2009, a increase of $103,306 or approximately 0.8%. This increase was primarily due to an increase in produced units and less waste in manufacturing. Donut sales for year ended December 31, 2010 totaled $1,018,107 compared to $1,174,801 for the year ended December 31, 2009, a decrease of $156,694 or approximately 13.3%. This decrease was primarily due to one of our customer's divisions discontinuing the purchase of our donuts to test a competitor's donuts.

There was a great deal of increased competitive pressure in the markets we service; as bakers of branded bread and bun products sought to take back market share that they have lost to private label bakeries over the past several years. Their announced strategy was to do this by running very aggressive promotions; which proved to be very negative to their operating profits. This increase in competitive pressure did not result in a decrease of BPI's bread sales; but did limit pricing adjustments in the Fourth Quarter of 2010.

COST OF REVENUE

Cost of revenue for the year ending December 31, 2010 totaled $9,120,205 or approximately 68.6% of net revenue compared to $9,154,517 or 68.6 % of net revenue for the year ending December 31, 2009, a decrease of $34,312 or approximately 0.4%. Cost of Revenue benefited from the following efficiencies: a new benefit package was installed that required more employee cost participation and modified work schedules at the Jefferson Street Bakery resulted in a reduction of the number of employees and supervisors required. The resulting savings for the year December 31, 2010 compared to the year ending December 31, 2009 for direct labor costs was $97,563 a reduction in direct labor costs of approximately 3.3%.

Moderating input costs in the first half of the 2010 reduced cost of revenue for that period; but a drought in Russia and Ukraine in August of 2010 caused wheat, grain and subsequently flour prices to surge dramatically. Even with BPI taking a multi month flour position earlier in 2010 that offered price protection; the benefit of the moderating input costs early in the year were effectively negated.

In the fourth quarter of 2010, the weakness of the dollar, increased demand and speculation added to price increases that were a result of the Russian drought and added even more volatility to input costs. Additional input costs in late October, November and December collectively amounted to approximately $110,000; which BPI was not able to pass along to its customers due to competitive pressure.

Prior to year end, BPI began the process of reviewing wholesale prices with customers as Management sought to compensate for the increased input costs. A 7% wholesale price was instituted in March 2011.

OPERATING EXPENSE

Operating expenses for the year ended December 31, 2010 totaled $3,964,582 or approximately 29.7% of net revenue compared to $4,319,410 or approximately 32.4% of net revenue for the year ended December 31, 2009, a decrease of $354,828 or approximately 8.2%. The decrease in operating expenses during fiscal 2010 was a primarily a result of a voluntary reduction in salary from the executive and administration staff. Executive and administration salaries for the year ended December 31, 2010 totaled $768,495 compared to $1,065,381 for the year ending December 31, 2009, a decrease of $296,886 or approximately 27.9%.

INCOME (LOSS) FROM OPERATIONS

Profit from operations for the year ended December 31, 2010 totaled $207,303 or approximately 1.5% of net revenue compared to loss from operations of ($128,353) or approximately (0.96%) of net revenue for the year ended December 31, 2009, a decrease in net loss of $335,656. The decrease in loss from operations was primarily due to aforementioned cost of revenue decreases and general and administration expenses decreases.

INTEREST AND OTHER EXPENSES (INCOME)

Interest and other expenses (income) for the year ended December 31, 2010 totaled $476,916 or approximately 3.6% of net revenue compared to interest and other expenses (income) of $654,844 or approximately 4.9% of net revenue for the year ended December 31, 2009, a decrease in interest and other expenses of $177,928, or approximately 27.1%.

Other income for the year ended December 31, 2010 totaled ($102,776) compared to other income of ($77,100) for the year ended December 31, 2009, an increase in other income of $25,676 or approximately 33.3%. The increase in other income was a result of insurance payments for a portion of the loss due to the flashflood.

Interest and other expenses for the year ended December 31, 2010 totaled $579,692 compared to interest and other expenses of $731,944 for the year ended December 31, 2009, a decrease of $152,252 or approximately 20.8%. The decrease in interest and other expenses was primarily due to a decrease in the interest rate on the financing agreements.

NET LOSS

Net loss for the year ended December 31, 2010 totaled $269,613 compared to net loss of $783,197 for the year ended December 31, 2009, a decrease in net loss of $513,584 or approximately 65.6%. The decrease in net loss was primarily due to stable sales even with several unusual events, the aforementioned decrease in cost of revenue as a result of efficiencies that more than offset the increase in input costs, a decrease in operating expenses and an increase in other income that more than offset the increase in other expenses.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $13,345,574 compared to $2,888,904 for the year ended December 31, 2008, an increase of $10,456,670 or approximately 362.0%. The increase in net revenue is due to a full year of operations for the year ended December 31, 2009 compared to 2.5 months of operations for the year ended December 31, 2008.

COST OF REVENUE

Cost of revenue for the year ending December 31, 2009 totaled $9,154,517 or approximately 68.6% of net revenue compared to $2,189,976 or 75.8% of net revenue for the year ending December 31, 2008, an increase of $6,964,541 or approximately 318.0%.

OPERATING EXPENSE

Operating expenses for the year ended December 31, 2009 totaled $4,319,410 or approximately 32.4% of net revenue compared to $979,336 or approximately 33.9% of net revenue for the year ended December 31, 2008, an increase of $3,340,074 or approximately 341.1%.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled $128,353 or approximately 1.0% of net revenue compared to a loss from operations of $280,408 or approximately 9.7% of net revenue for the year ended December 31, 2008, a decrease in net loss of $152,055 or approximately 54.2%.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $654,844 or approximately 4.9% of net revenue compared to other expenses of $73,903 or approximately 2.6% of net revenue for the year ended December 31, 2008, an increase in other expenses of $580,941, or approximately 786.1%.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $783,197 compared to a net loss of $354,311 for the year ended December 31, 2008, an increase in net loss of $428,886 or approximately 121.0%.

EPIC SPORTS INTERNATIONAL, INC., PAGE 38

10. We note your response to prior comment 14 stating that you removed the combined 2008 predecessor/successor results for Epic Sports International, Inc., and revised to limit the discussion of its results of operations for the year ended December 31, 2008 to actual performance. However, your amended Form 10-K does not reflect the changes you describe. We reissue prior comment 14.

     ANSWER

     The information which we will include in our amended Form 10-K is set forth below.

EPIC SPORTS INTERNATIONAL, INC. MD&A

SEASONALITY

The tennis industry is seasonal, based on the factors including the weather and the various climates of the markets we serve. Internationally, the tennis season peaks between March and November. The season is similar in the U.S., however it starts earlier in the year, during February, for the Southern states. The ordering cycle for the international markets occurs in the Fall for Spring deliveries to retail accounts. In the U.S., pre-orders are taken 2 - 3 months prior to products being available for delivery to retailers.

ESI's sales are typically front loaded in the year, with approximately 60% of sales occurring in the first half and the remaining 40% in the second half. Sales are also affected by the launch of new products and the timing of those launches. There are typically two launch periods per year: Spring/ Summer and Fall/ Winter. The Spring/ Summer launch is typically the larger of the two with more products and marketing efforts when compared to the Fall/ Winter launch. Other spikes in tennis product sales occur around the Grand Slam Tournaments, which occur in January, May, July and September. Media exposure and tennis participation both increase between 35% - 50% during these periods.

DUE FROM FACTOR (RECEIVABLES)

In February 2007 ESI entered into a factoring agreement with Capstone Business Credit, LLC. ("Factor"). Under the terms of the agreement the Factor agreed to purchase the eligible receivables at the calculated borrowing base (80% of the aggregate value of all eligible receivables) for the then immediately preceding calculation period.

A 2% commission was charged on all receivables purchased by the Factor. The annual minimum commission under the agreement was $131,200 in all years.

The factoring agreement was terminated in November 2010, when ESI entered into a strategic alliance agreement with Samsung C&T America, Inc. Under the terms of the agreement, ESI acts as a brand manager and sales agent for Boris Becker and Volkl products, while Samsung will purchase and ship inventory, bill for product sales and collect the resulting receivables. As compensation for the services to be rendered by ESI, it will be paid a commission on a monthly basis equal to 21% of the net invoice amount billed to customers after certain adjustments and chargebacks, as defined in the agreement, have been applied.

In exchange for its services, Samsung will earn 10% of the gross invoice amount on domestic orders and 6% of the gross invoice amount on international orders.

INVENTORY

There was no inventory as of December 31, 2010, having been sold in November 2010 to Samsung under the financing arrangement. Prior to November 2010, inventory consisted of finished goods, and was valued at the lower of cost or market using the first-in, first-out method. Market was determined based on net realizable value with appropriate consideration given to obsolescence, excessive levels and other market factors. An inventory reserve was recorded wherever the carrying amount of the inventory exceeded its estimated market value.

LIQUIDITY

ESI has incurred losses and negative cash flows from operations for the years ended December 31, 2010, 2009 and 2008. As a result, ESI has taken steps to improve its liquidity including converting to a more efficient Xperia accounting system, partnering with Samsung C&T America, consolidating operations and seeking additional operational efficiencies where available. ESI has proven to possess the ability to generate sales when products are available and in stock. During the period between July and September of 2010, ESI had over $800,000 worth of orders in house, but were unable to deliver based on the cash flow difficulties and lack of available working capital. These shortages resulted in cancelled orders, a delayed start to the 2011 season and damaged vendor relationships.

CAPITAL RESOURCES

On September 30, 2008, the ESI entered into an amended purchase order financing agreement with a related party ("lender") which matures on September 30, 2013. Under the agreement, ESI is allowed to take advances in an amount equal to the lesser of (a) $1,165,976 or (b) the borrowing base for the then immediately preceding calendar month.

Payment on advances are due on the earlier of sixty days from the date of an advance or the day on which any of the goods paid for by an advance are shipped to a customer. The advances bear interest at a rate of 16% per annum (over a 360 day period) and do not begin to accrue any interest until the 31st day following the date on which such advance was made. If ESI is in default of the agreement, the advances bear interest at a rate of 24% per annum (over a 360 day period). The purchase money advances are secured by a promissory note from ESI covering the entire amount.

Additionally, under the terms of the agreement the lender may issue letters of credit in favor of ESI's suppliers in order to enable ESI to acquire merchandise. The letters of credit bear interest at annual rates of 1.50% for the first 30 days that the letter of credit is outstanding and 0.75% for every 14 days thereafter that such letter of credit remains outstanding.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $3,233,925 compared to $3,803,853 for the year ended December 31, 2009, a decrease of $569,928 or approximately 15.0%. The decrease is primarily due to cash flow constraints which has led some of ESI's main suppliers to hold back products for which there were customer orders. In addition, for November and December 2010, ESI earned commissions of only $128,537 due to the implementation of the Samsung C&T Strategic Alliance Agreement. As a result of the cash flow constraints, there has not been a sufficient amount of product to sell and international orders have been filled from the U.S. supply. During 2010, some markets including the U.K., Spain, and Germany were in constant need of additional products. Due to the lack of available product and steady growth of new distributors in Europe, demand slowed as products were sought from competitors. The effect of this on 2010's business was a loss of sales and a projected three month delay to the beginning of the Spring 2011 season.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2010 totaled $2,496,242 or approximately 77.2% of net revenue compared to $2,654,319, or 69.8% of net revenue for the year ended December 31, 2009, a decrease of $158,077 or approximately 6.0%. The decrease in the dollar amount was due to a lower net revenue figure in 2010 than was seen in 2009. Despite the decrease in dollar amount, cost of revenue as a percent of net revenues increased by 9.3% 7.4% due to an higher level of international sales which is typically carry a lower profit margin when compared to its domestic counterpart. The ratio of sales to distributors outside of the U.S. is higher when compared to sales to distributors within the U.S. which indicates greater competition in the market abroad and is reflected in lower per unit product prices and higher freight expenses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended December 31, 2010 totaled $2,251,570, or approximately 69.6% of net revenue compared to $2,416,120 or approximately 63.5% of net revenue for the year ended December 31, 2009, a decrease of $164,550 or approximately 6.8%. The decrease in selling, general and administrative expenses during the year ended December 31, 2010 was primarily due to an initiative to control spending; more specifically with emphasis on expenditures related to marketing and promotion expenses. Accordingly, marketing and promotion expenses totaled $62,316 and $229,944 for the years ended December 31, 2010 and 2009, respectively, a decrease of $167,677 or approximately 5.2% of net revenues.

Further reductions in expense are attributable to the relocation of ESI's headquarters from Fall River, Massachusetts to New York, New York enabling efficiencies resulting in the consolidation of back office operations and personnel. Despite the decrease in dollar amount, selling, general and administrative expenses as a percent of net revenues increased by 6.1% due to increased expenses associated with travel expenditures for Sean Frost and Brian Dillman. Travel and entertainment expenses totaled $166,372 and $143,047, for the years ended December 31, 2010 and 2009, respectively, an increase of $23,325 or approximately 16.3%. The increase in travel and entertainment expenses is due to the higher costs associated with traveling internationally as reflective in higher international sales during 2010. In addition, royalty fees for Volkl totaled $192,890 and $89,024 for the years ended December 31, 2010 and 2009, respectively, an increase of $103,866 or approximately 116.7%. The increase in royalty fees for Volkl is due to the increase in royalty rates and minimum royalty payments in accordance with the licensing agreement ESI holds with Volkl.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2010 totaled $1,513,887, or approximately 46.8% of net revenue, compared to a loss from operations of $1,266,586 or approximately 33.3% of net revenue for the year ended December 31, 2009, an increase in loss from operations of $247,301 or approximately 19.5%. The increase in loss from operations was primarily due to increased international sales and the increase of selling, general, and administrative expenses as a percent of net revenues as noted above.

OTHER EXPENSES

Other expenses for the year ended December 31, 2010 totaled $169,721 compared to other expenses of $966,985 for the year ended December 31, 2009, a decrease in other expenses of $797,264 or approximately 82.4%. The decrease in other expenses was due to decreases attributed to interest payments and fees connected to ESI's purchase order financing agreement in conjunction with a debt to equity conversion that took place on December 31, 2009. Due to this debt to equity conversion, purchase order interest expense on the purchase order financing agreement decreased to $21,286 from $801,290 for the years ended December 31, 2010 and 2009, respectively, a decrease of $780,004 or approximately 97.3%.

NET LOSS

Net loss for the year ended December 31, 2010 totaled $1,683,608 compared to a net loss of $2,233,571, an improvement of $549,963 or approximately 24.6%. As a percentage of total revenues, the net loss for the year ended December 31, 2010 was approximately 52.1% compared to a percentage of total sales of approximately 58.7% for the year ended December 31, 2009, an improvement of approximately 6.7%. The decrease in net loss is attributable to the decrease in selling, general and administrative expenses as well as the decrease in other expenses as noted above.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The below exhibit demonstrates the performance for the years ended December 31, 2009 and December 31, 2008.

                                          (Predecessor and         (Successor Company)      (Predecessor Company)
                        Twelve Months     Successor Companies)       For the Period           For the Period
                            Ended             Year Ended          September 18, 2008 to     January 1, 2008 to
                         December 31,        December 31,             December 31,             September 17,
                            2009                2008                     2008                      2008
                        ------------        ------------             ------------              ------------
Net sales               $  3,803,853        $  3,315,489             $    578,432              $  2,737,057

Cost of sales              2,654,319           2,524,915                  810,829                 1,714,086
                        ------------        ------------             ------------              ------------

Gross profit               1,149,534             790,574                 (232,397)                1,022,971

Operating expenses         2,416,120           1,958,164                  573,273                 1,384,891
                        ------------        ------------             ------------              ------------

Loss from operations      (1,266,586)         (1,167,590)                (805,670)                 (361,920)

Other expenses               966,985           1,350,229                  448,007                   902,222
                        ------------        ------------             ------------              ------------

Net loss                $ (2,233,571)       $ (2,517,819)            $ (1,253,677)             $ (1,264,142)
                        ============        ============             ============              ============

For the purposes of comparison between the years ended December 31, 2009 and December 31, 2008, the following MD&A includes ESI's predecessor's performance from January 1, 2008 through September 17, 2008. The following analysis is pro-forma in nature. ESI's actual performance for the year ended December 31, 2008 can be found above as the information related to September 18, 2008 to December 31, 2008. Amincor Inc.'s consolidated financials, as presented elsewhere in this Amended Form 10-K for the year ended December 31, 2008 does not include the performance of ESI's predecessor company.

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $3,803,853 compared to $3,315,489 for the year ended December 31, 2008, an increase of $488,364 or approximately 14.7%. The increase in net revenue is due to an increased focus on Sales during the twelve months ended December 31, 2009.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2009 totaled $2,654,319 or approximately 69.8% of net revenue compared to $2,524,915 or 76.2% of net revenue for the year ended December 31, 2008. As a percentage of sales, cost of revenue decreased by approximately 6.4% due to a better mix of inventory in 2009 when compared to 2008. The starting inventory at ESI's inception was sold at a lower margin in order to turn over the existing old inventory and replace it with faster moving inventory.

OPERATING EXPENSES

Operating expenses for the year ended December 31, 2009 totaled $2,416,120, or approximately 63.5% of net revenue compared to $1,958,164 or approximately 59.1% of net revenue for the year ended December 31, 2008, an increase of $457,956 or approximately 23.4%. The increase in Operating expenses is primarily due to the increased focus on sales and expenses related to selling.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled $1,266,586, or approximately 33.3% of net revenue, compared to a loss from operations of $1,167,590 or approximately 35.2% of net revenue for the year ended December 31, 2008, an increase in loss from operations of $98,996 or approximately 8.5%.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $966,985 compared to other expenses of $1,350,229 for the year ended December 31, 2008, a decrease in other expenses of $383,244 or approximately 28.4%. The decrease in other expenses is primarily related to a more favorable interest rate on ESI's loan due to a related party.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $2,233,571 compared to a net loss of $2,517,819 for the year ended December 31, 2008, a decrease in net loss of $284,248 or approximately 11.3%. As a percentage of total sales, the net loss for the year ended December 31, 2009 was approximately 58.7% compared to a percentage of total sales of approximately 75.9% for the year ended December 31, 2008, an improvement of approximately 17.2%.

FINANCIAL STATEMENTS STATEMENT OF STOCKHOLDERS' EQUITY, PAGE F-7

11. We note your response to prior comment 15 concerning the issuance of shares to Mr. Fikkert which you have disassociated from the receipt of the Tulare Holdings Inc. net assets in your equity statement. You will need to revise your equity statement to report all of the common control transactions on a retrospective basis to comply with FASB ASC 805-50-45-2, 4 and 5. We suggest that you contact us by telephone if you require further clarification or guidance.

     ANSWER

     We have revised the equity statement as you state above in our amended Form 10-K. Attached hereto as Exhibit C is a revised equity statement, retrospectively combining all of the common control transactions as of the date of the acquisitions in 2008 and 2009.

12. We note your response to prior comment 16 stating that the "additional paid in capital of $39,309,000 related to the contribution of real property of the New Companies...." You indicate that Capstone Business Credit, LLC contributed $25,640,000 of these assets to Amincor Other Assets, Inc., a wholly owned subsidiary of Amincor, Inc. and you attribute the difference to additional debt that was converted to equity. We understand the "New Companies" to be Baker's Pride, Inc. Tyree Holdings Corp., Epic Sports International Inc. and Imperia Masonry Supply Corp. Please address the following points:

* Tell us the extent to which the $25,640,000 of assets contributed to Amincor Other Assets, Inc. were formerly held by the New Companies, and explain why these assets are not included among the assets of the New Companies reported on pages F-17 and F-18. To the extent these were not associated with the New Companies, identify the names of the entities that formerly held these assets and disclose your rationale for the contribution.

* Tell us why related party loans of $17,165,000 and $13,669,000, appearing as conversions in your equity statement, are not apparent in your disclosures on pages F- 17 and F-18, among the assets and liabilities of the five operating businesses received from your sponsors.

* Tell us the number of shares issued in exchange for the loans of $12,424,000 and $1,245,000, amounting to the $13,669,000 mentioned above, and identify the line item where these are reported; it should be clear why these amounts are not associated with any incremental equity interests in your equity statement, i.e., additional common shares, contrary to the representation you made in response to prior comment 16.

* Tell us why the 2009 assignment of the $25,640,000 in assets did not trigger accounting recognition for the year ended December 31, 2009.

     ANSWER

     FIRST BULLET POINT:

     Of the assets comprising the $25,640,000, $19,065,000 were held by the predecessor businesses and $6,575,000 were held by other Capstone Fund borrowers. Upon foreclosure of the loans these assets were held by the Lenders and were not transferred to the new entities formed to operate the predecessor businesses because, in the Lenders' view, they are not operating assets of the respective businesses. The transfers were not made because, for legal reasons, the Lenders were the property owner and a related party lessor to the operating businesses under a Transition Services Agreement. Subsequently, it was determined that this legal structure was not necessary and Amincor Other Assets, Inc. was formed to act as an intercompany lessor to the operating businesses.

     SECOND BULLET POINT:

     The only company that owed money to a related party as of its acquisition date was Epic Sports International, Inc. The amount due was $1,345,000. The remainder balances of the $17,165,000 and the $13,669,000 were loans that were made to the operating businesses after the assets and liabilities of the predecessor operating businesses were contributed by our sponsors upon formation of the Company. These amounts, excluding $1,345,000, do not relate to the amounts on pages F17 and F18 because they are not liabilities assumed in the acquisition transactions. These figures are included in the noncash investing activities on the 2010 and 2009 statements of cash flows.

     THIRD BULLET POINT:

     No additional shares were issued when the loans amounting to $13,669,000 were converted to equity. All shares of stock were issued to the former limited partners in the Capstone Funds and various officers as of December 31, 2009. It was not necessary to issue additional shares because the relative ownership percentage of each shareholder would not have changed. On the December 31, 2009 balance sheet, the Loans payable to related parties was $13,451,000.

     FOURTH BULLET POINT:

     The 2009 assignment refers to the listing of the particular assets serviced under the Transition Services Agreement on a Company specific basis. As previously noted, the actual legal transfer of the assets did not occur until 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
REVENUE RECOGNITION, PAGE F-12

13. We note your response to prior comment 17 related to your change in revenue recognition method from the completed contract method to the percentage of completion method. You state that as of January 1, 2010, Tyree had improved its ability to make estimates that were sufficiently dependable to justify the change in method. Therefore, we do not understand your rationale in computing an adjustment to the accumulated deficit as if you had the information necessary to apply the percentage-of-completion method in earlier periods.

     The guidance in FASB ASC 605-35-05-5 (and 605-35-25-1) clarifies that the completed contract method and percentage-of-completion method are not to be utilized as acceptable alternatives for the same circumstances. Accordingly, we would not anticipate transitioning accounting methodologies for open contracts where the initial method had been appropriately selected. We would expect that you would apply the percentage-of-completion method to contracts initiated subsequent to having established your capability to estimate.

     Your selection should adhere to the criteria outlined in FASB ASC 605-35-25-56 through 61 (percentage-of-completion) and FASB ASC 605-35-25-90 through 93 (completed contract). The circumstances for changing from one to the other are described in FASB ASC 605-35-25-94 and 95.

     Please address the following points:

     * Tell us the extent to which you believe the completed contract method was incorrectly selected for application prior to 2010 and describe the scope of your inability to prepare dependable estimates in earlier periods.

     * If you have determined that you were capable of making dependable estimates prior to 2010, then submit the analysis that you performed in determining that you would not recognize the error correction.

     * Provide details of the changes in circumstances that led to Tyree being able to make reasonably dependable estimates as of January 1, 2010.

     ANSWER

     We agree that under ASC 605-35-05-5 (and 605-35-25-1) the completed contract method and percentage-of-completion method are not to be utilized as acceptable alternatives for the same circumstances. In addition, we are aware of the Circumstances Appropriate for Using the Percentage-of-Completion Method described in ASC 605-35-25-56 through 61 and we are aware of the Circumstances Appropriate for Using the Completed-Contract Method described in ASC 605-35-25-90 through 93.

     The guidance in ASC 605-35-25-57 states that the percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in where three stated conditions exist, while the guidance in ASC 605-35-25-94 states that the completed-contract method is preferable in circumstances in which estimates cannot meet the reasonable dependability criteria in ASC 605-35-25-57.

     In direct response to your bullet points:

     * We do not believe that the completed contract method was incorrectly selected for application prior to 2010. In fact, we applied the completed contract method to the specific contracts that were completed prior to 2010. However, in accounting for our change in the accounting principle used, we relied on the guidance in ASC 250-10-45 which we believe is appropriate in circumstances where an entity becomes able to use a preferable accounting policy.

     * As a result of the SEC comment which we received, we have reexamined all contracts in progress as of December 31, 2009 and 2008 on a "single contract specific basis" in order to determine which contracts could be recorded on a percentage of completion basis, and which contracts were to be recorded on a completed contract basis. The percentage of completion method is being applied to contracts for which the Company was able to make reasonable estimates. The completed contract method was utilized on contracts where the Company was not able to prepare dependable estimates in earlier periods due to unsophisticated contract recordkeeping and less formal estimating procedures.

     * As a result of our reexamination of all of the contracts in progress, we have eliminated the adjustment to the Company's accumulated deficit, and the Company has recorded additional net income of $787,725 and $27,580 for the years ended December 31, 2009 and 2008, respectively.

          Pursuant to this comment, we have revised the revenue recognition calculations on Tyree's contracts in progress. The recalculations have been reflected in the Pro Forma statements of the amended Form 10 that we have included in the answer to question 4, and in the amended Form 10-K including Note 2.

     * In response to your comment, we do not mean to assert that the Company became able to make dependable percentage-of-completion estimates for contracts completed before 2010. Instead, more dependable estimates became possible due to improved contract recordkeeping and more skilled and formal estimating.

          The Company's management has developed more sophisticated contract recordkeeping and more skilled and formal estimating procedures which has enabled Tyree to be able to make reasonably dependable estimates on all its contracts in progress as of January 1, 2010 and for all periods subsequent.

NOTE 3 - BUSINESS COMBINATIONS, PAGE F-15

14. We understand from your response to prior comment 18, and your disclosure under this heading, that you have not recognized material fixed tangible assets for BPI, ESI or Tulare. Please expand your Business and Property disclosures as necessary to identify the principal fixed assets required to operate these entities, and to describe the terms under which you are able to utilize them. If you now own these assets then also expand your MD&A disclosures to describe the nature, amount and timing of capital expenditures made subsequent to the foreclosures when the operations were acquired by your sponsors.

     ANSWER

     The principal fixed tangible assets required to operate BPI and Tulare were part of the assets assigned to Amincor, Inc. on December 31, 2009. These principal fixed tangible assets are leased by BPI and Tulare from Amincor. BPI's principal fixed tangible assets consisted of three parcels of real estate, plant machinery and equipment. Tulare's principal fixed tangible assets consisted of two parcels of real estate, plant machinery and equipment.

     ESI was operating out of leased office space and the only ESI fixed assets included were some computer hardware with immaterial value.

     There have been no material capital expenditures on the principal fixed tangible assets subsequent to the foreclosures when the operations were acquired.

15. We note your disclosure explaining that the forgiveness of debt under the factoring and financing agreements with CBC and CCGI constituted the amount and form of consideration paid to acquire the five operating businesses. However, you also explain that in accounting for the acquisitions you disregarded these amounts and instead utilized unrelated measures of enterprise values.

     You state that such enterprise values, including the amounts assigned to the assets acquired, liabilities assumed, and goodwill, were determined by independent valuation experts. You need to identify the valuation experts in your disclosure if you obtain their permission for your public attribution of responsibility. Otherwise, you should delete all such references to valuation experts as your officers must assume full responsibility for the valuations. Since you also associate the decline in value to periods prior to foreclosure, we would like to understand why you have related party notes payable that are not apparent in your purchase price allocations. These include the $17,165,000 and $13,669,000 closed to equity during 2009 and 2010, as shown on page F-7. If you believe these amounts are appropriately reflected in your combined financial statements because they did not represent debt in excess of your measures of enterprise value, then disclose the circumstances under which these amounts arose, the terms established for repayment, and an explanation of why there appears to be no exchange of equity interests in their conversion.

     You state "the amounts of the loans forgiven exceeded the decline in value when measured as being the difference between the principal amount of those loans and the underlying enterprise value of each business." Revise this statement to also clarify that the amounts of the loans forgiven also exceeded the enterprise values, which you calculated, if true.

     ANSWER

     * We do not agree that the enterprise values used to account for the acquisitions are unrelated measures. In each acquisition, the Company has recorded the identifiable assets acquired and liabilities assumed which constitute the business (as defined) at their acquisition date fair values as required by ASC 805-20-30-1. Goodwill, the residual difference between the consideration paid and the net sum of fair values of the identifiable assets acquired and liabilities assumed in the acquisition of the business and defined as "an asset representing the future economic benefits arising from other assets acquired in a business combination" as referred to by ASC 805-30-30-1. The consideration paid, under ASC 805-30-30-7, is measured at fair value calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. The fair values of the equity interests of the acquirer are the enterprise values of the businesses acquired. The consideration paid is not the same as the face amounts of the debt forgiven to acquire the businesses because the fair values of the debt forgiven are less than the face amounts of such debt. The fair values of the debt forgiven, in accordance with ASC 820-10-30-1, must be measured as the price that would be received to sell it "in an orderly transaction between market participants at the measurement date." The enterprise values, which in these cases must necessarily be determined based on Level 3 inputs under the fair value hierarchy in ASC section 820-10-35, are the best measure of the fair value of the debt forgiven. (Please note that ASC 820-10-35-1 states that the fair value measurement framework applies to both initial and subsequent measurement if fair value is required or permitted by other Subtopics.)

     * Houlihan Smith & Company, Inc., an independent valuation expert, prepared the valuations.

     * The amounts converted to equity amounted to $17,165,000 and $13,669,000 in 2009 and 2010, respectively, and were amounts that were loaned to the Borrower Entities in 2008 and 2009, after the business foreclosures, under their financing loans with the Lenders. Thus, these loans do not relate to the foreclosures. These loans were made to stabilize and maintain the business operations of the borrower entities.

          We will revise our disclosures to identify Houlihan Smith & Company Inc. as the independent valuation expert and to clarify that the amounts of the loans forgiven also exceeded the enterprise values.

NOTE 6 - PROPERTY PLANT AND EQUIPMENT, PAGE F-20

16. We note your response to prior comment 19 related to the $6,575,000 of assets held for sale as of December 31, 2010, explaining that Capstone Business Credit, LLC (CBC) took control of these assets on December 31, 2009. Given that you must present combined financial statements on the basis of common control for periods prior to consolidation, tell us why you report these assets as contributed during the year ended December 31, 2010, rather than acquired in 2009 when CBC took control. Add disclosure that reveals the nature of these assets, your valuation methodology, and the basis for your accounting approach.

     ANSWER

     The $6,575,000 of assets held for sale as of December 31, 2010 are part of $25,640,000 of assets discussed under Comment 12 above, that were contributed to Amincor Other Assets, Inc., by Capstone Business Credit, LLC. As discussed under Comment 12 above the Lenders were the owner and related party lessor to the operating businesses under a Transition Services Agreement until they were contributed to Amincor Other Assets, Inc. in 2010.

     The $6,575,000 of assets held for sale was comprised of equipment, land and buildings. They were valued at the selling price based on bona fide offers that were made before the end of 2010.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2011
GENERAL

17. We note that the cover page of the report now indicates that you are a "Smaller reporting company." Please explain to us why you have made this change. Include in your response a discussion of the Exchange Act Rule 12b-2 definition of the term and the explanation regarding the determination of "smaller reporting company" status which appears in that same rule under paragraph (4)(iii) of the definition. In that regard, we notice that disclosure at page 30 of your Form 10-K/A indicates that your revenues for 2010 were in excess of $86,000,000.

     ANSWER

     The indication on the cover page of the Form 10-Q for the Quarter Ended June 30, 2011 that we are a "Smaller Reporting Company" was an inadvertent error which was corrected by the filing on October 24, 2011 of an Amended Form 10-Q for the Quarter Ended June 30, 2011.

The Company hereby acknowledges that :

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                By: /s/ John R. Rice III
                                   ---------------------------------------
                                   John R. Rice III, President

                                    EXHIBIT A
                                  CONSENT ORDER


IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION

                                                       CAUSE NO FSD: 165 OF 2010

IN THE MATTER OF THE COMPANIES LAW
AND IN THE MATTER OF THE EXEMPTED LIMITED PARTNERSHIP LAW
AND IN THE MATTER OF CAPSTONE CAYMAN SPECIAL PURPOSE FUND LP

                                  CONSENT ORDER

UPON it being made to appear by the signatures of the Attorneys representing Capstone Cayman Special Purpose Fund LP ("the Partnership"), and the Attorneys representing ABN AMRO Fund Services Custodial (IOM) Limited (formerly known as Fortis Custodial Services (IOM) Limited) ("the Petitioner") that they have agreed to the following terms

AND UPON the Partnership and the General Partner of the Partnership making no admissions as to the matters contained in the Petition dated 25 June 2010 and upon each and every allegation therein being expressly denied by the Partnership and the General Partner of the Partnership

BY CONSENT IT IS ORDERED THAT:

(1)  The Partnership be wound up under the provisions of the Companies Law.

(2) Mr. Stuart Sybersma and Mr Michael Pearson of Deloitte & Touche, Citrus Grove, PO Box 1787 Grand Cayman be appointed as joint official liquidators of the Partnership with power to act jointly and severally ("the Liquidators").

(3) The Liquidators be authorised to exercise any of the powers listed in the Third Schedule to the Companies Law without the further sanction or intervention of the Court.

(4) The Liquidators be authorised to do any act or things considered by them to be necessary or desirable in connection with the liquidation of the Partnership and the winding up of its affairs.

(5) The Liquidators do file with the Clerk of the Court, within six months of the date of this Order, a report in writing of the position of the Partnership and the progress which the Liquidators have made with the winding up of the Partnership, with the realisation of its assets and in relation to any other matters connected to the winding up of the Partnership, and to produce such further reports every six months thereafter during the period of their appointment.

(6) The Liquidators be at liberty to appoint such counsel, attorneys, professional advisors, whether in the Cayman Islands or elsewhere, as they may consider necessary to advise and assist them in the performance of their duties and on such terms as they may think fit and to remunerate them out of the assets of the Partnership.

(7) The Liquidators and their staff be remunerated out of the assets of the Partnership at the usual customary rate.

(8)  The Liquidators be at liberty to apply generally.

(9) The Petitioner's costs of and occasioned by the Petition shall be paid out of the assets of the Partnership as an expense of the liquidation to be taxed if not agreed between the Liquidators and the Petitioner.

DATED this 10 day of November 2010
FILED this 10th day of November 2010


                                 /s/ Cresswell
                  -------------------------------------------
                      The Honourable Mr Justice Cresswell             [SEAL]
                            Judge of the Grand Court


/s/ Stuarts Walker Hersant
----------------------------------------
Stuarts Walker Hersant
Attorneys for the Partnership


Ogier
----------------------------------------
Attorneys for the Petitioner





   THIS CONSENT ORDER WAS FILED BY OGIER, ATTORNEYS FOR THE PETITIONER, WHOSE
     ADDRESS FOR SERVICE IS 89 NEXUS WAY, CAMANA BAY, GRAND CAYMAN KY1-90047
                                 CAYMAN ISLANDS

                                    EXHIBIT B
                         Pro Forma Financial Statements


                         Amincor, Inc. and Subsidiaries
                             Combined Balance Sheets

                                                                                  December 31,
                                                                          2009                   2008
                                                                      ------------           ------------
                                                                      (As restated)          (As restated)
                                     ASSETS

CURRENT ASSETS:
  Cash                                                                $    390,310           $     71,144
  Accounts receivable, net of allowance of $905,000
   and $786,802, respectively                                            8,361,040              9,401,423
  Note receivable                                                          522,501                522,501
  Due from factor - related party                                        4,639,532              4,589,414
  Due from related party                                                 1,399,946                     --
  Inventories, net                                                       5,710,883              7,025,780
  Costs and estimated earnings in excess
   of billings on uncompleted contracts                                    113,336                 92,224
  Construction in process                                                       --              6,251,783
  Prepaid expenses and other current assets                                788,921                865,776
                                                                      ------------           ------------

      Total current assets                                              21,926,469             28,820,045
                                                                      ------------           ------------

PROPERTY AND EQUIPMENT, NET                                             25,881,461             26,566,235
                                                                      ------------           ------------
OTHER ASSETS:
  Mortgages receivable                                                   6,180,000              6,180,000
  Goodwill                                                              15,569,400             15,569,400
  Other intangible assets, net                                          16,300,688             18,357,390
  Deferred financing costs, net                                            475,933                632,426
  Other assets                                                             366,729                410,750
                                                                      ------------           ------------

      Total other assets                                                38,892,750             41,149,966
                                                                      ------------           ------------

      Total assets                                                    $ 86,700,680           $ 96,536,246
                                                                      ============           ============

                         Amincor, Inc. and Subsidiaries
                             Combined Balance Sheets

                                                                                  December 31,
                                                                          2009                   2008
                                                                      ------------           ------------
                                                                      (As restated)          (As restated)
                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                    $  9,614,561           $  8,079,615
  Assumed liabilities - current portion                                  3,983,203              2,593,631
  Accrued expenses and other current liabilities                         3,256,331              2,560,941
  Loans payable to related party                                        18,281,863             23,447,653
  Notes payable - current portion                                          439,965              1,731,256
  Capital lease obligations - current portion                              138,955                212,681
  Billings in excess of costs and estimated earnings on
   uncompleted contracts                                                 1,357,777                 84,982
  Billings on construction                                                      --              6,757,457
  Due to officer / shareholder                                             159,944                131,903
                                                                      ------------           ------------

      Total current liabilities                                         37,232,599             45,600,119
                                                                      ------------           ------------
LONG-TERM LIABILITIES:
  Assumed liabilities - net of current portion                             298,578              4,281,783
  Capital lease obligations - net of current portion                       303,303                345,338
  Notes payable - net of current portion                                 1,534,796                780,352
  Other long-term liabilities                                               97,596                 28,423
                                                                      ------------           ------------

      Total long-term liabilities                                        2,234,273              5,435,896
                                                                      ------------           ------------

      Total liabilities                                                 39,466,872             51,036,015
                                                                      ------------           ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  AMINCOR SHAREHOLDERS' EQUITY:
    Convertible preferred stock, $0.001 par value per share;
     3,000,000 authorized, 1,752,823 issued and outstanding                  1,753                  1,753
    Common stock - class A; $0.001 par value; 22,000,000
     authorized, 7,478,409 issued and outstanding                            7,478                  7,478
    Common stock - class B; $0.001 par value; 40,000,000
     authorized, 21,176,262 issued and outstanding                          21,176                 21,176
    Additional paid-in capital                                          79,433,271             62,268,160
    Accumulated deficit                                                (30,739,912)           (15,950,521)
                                                                      ------------           ------------

      Total Amincor shareholders' equity                                48,723,766             46,348,046
                                                                      ------------           ------------

NONCONTROLLING INTEREST EQUITY                                          (1,489,958)              (847,815)
                                                                      ------------           ------------

      Total shareholders' equity                                        47,233,808             45,500,231
                                                                      ------------           ------------

      Total liabilities and shareholders' equity                      $ 86,700,680           $ 96,536,246
                                                                      ============           ============

                         AMINCOR, INC. AND SUBSIDIARIES
                        Combined Statements of Operations

                                                                     For the Year Ended December 31,
                                                                       2009                   2008
                                                                   ------------           ------------
                                                                   (As restated)          (As restated)
Net revenues                                                       $ 96,148,990           $ 87,354,749

COST OF REVENUES                                                     79,588,747             75,949,741
                                                                   ------------           ------------

Gross profit                                                         16,560,243             11,405,008

SELLING, GENERAL AND ADMINISTRATIVE                                  22,048,624             21,116,523
                                                                   ------------           ------------

Loss from operations                                                 (5,488,381)            (9,711,515)
                                                                   ------------           ------------
OTHER EXPENSE (INCOME):
  Interest expense, net                                              10,020,253              7,019,620
  Other income                                                          (77,100)                (2,072)
                                                                   ------------           ------------

Total other expenses (income)                                         9,943,153              7,017,548
                                                                   ------------           ------------

Loss before provision for income taxes                              (15,431,534)           (16,729,063)

Provision for income taxes                                                   --                     --
                                                                   ------------           ------------

Net loss                                                            (15,431,534)           (16,729,063)
                                                                   ------------           ------------

Net loss attributable to non-controlling interests                     (642,143)              (847,815)
                                                                   ------------           ------------

Net loss attributable to Amincor stockholders                      $(14,789,391)          $(15,881,248)
                                                                   ============           ============
LOSS PER SHARE - BASIC AND DILUTED
  Net loss attributable to Amincor stockholders                    $      (0.52)          $      (0.55)
                                                                   ============           ============

  Weighted average shares outstanding - basic and diluted            28,654,671             28,654,671
                                                                   ============           ============

                         AMINCOR, INC. AND SUBSIDIARIES
                         Combined Statements Cash Flows

                                                                         For the Year Ended December 31,
                                                                           2009                   2008
                                                                       ------------           ------------
                                                                       (As restated)          (As restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                             $(15,431,534)          $(16,729,063)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
     Depreciation and amortization of property and equipment              2,690,574              2,473,690
     Amortization of intangible assets                                    2,056,702              1,367,010
     Amortization of deferred financing cost                                156,493              1,558,087
     Loss (gain) on sale of equipment                                            --                233,436
     (Recovery of bad debt) / provision for doubtful accounts               314,198                786,802
  Changes in assets and liabilities:
     Accounts receivable                                                    726,185              1,064,681
     Due from factor - related party                                        (50,118)            (4,097,114)
     Due from related party                                              (1,399,946)                    --
     Inventory                                                            1,314,897               (834,468)
     Costs and estimated earnings in excess of billings
      on uncompleted contracts                                              (21,112)               (92,224)
     Construction in process                                              6,251,783              3,198,363
     Prepaid expenses and other current assets                               76,855               (300,208)
     Other assets                                                            44,021               (321,641)
     Accounts payable                                                     1,534,946                113,798
     Accrued expenses and other current liabilities                         695,389             (1,375,161)
      on uncompleted contracts                                            1,272,795                 84,982
     Billings on construction                                            (6,757,457)            (5,226,961)
     Other long-term liabilities                                             69,173                (15,860)
                                                                       ------------           ------------

          Net cash used in operations                                    (6,456,156)           (18,111,851)
                                                                       ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                    (1,940,891)              (966,416)
  Proceeds from sales of equipment                                               --                 25,000
                                                                       ------------           ------------

          Net cash used in investing activities                          (1,940,891)              (941,416)
                                                                       ------------           ------------

                         AMINCOR, INC. AND SUBSIDIARIES
                         Combined Statements Cash Flows

                                                                         For the Year Ended December 31,
                                                                           2009                   2008
                                                                       ------------           ------------
                                                                       (As restated)          (As restated)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments/proceeds from loans with related parties                  11,999,321             24,363,927
  Principal payments of capital lease obligations                          (180,670)               (30,994)
  Net proceeds/payments from notes payable                                 (536,847)               660,327
  Due to officer / shareholder                                               28,041                (99,157)
  Proceeds from issuance of stock                                                --                  9,980
  Payments of assumed liabilities                                        (2,593,632)            (5,921,745)
                                                                       ------------           ------------

          Net cash provided by financing activities                       8,716,213             18,982,338
                                                                       ------------           ------------

Increase (decrease) in cash                                                 319,166                (70,929)

CASH, beginning of year                                                      71,144                142,073
                                                                       ------------           ------------

CASH, end of year                                                      $    390,310           $     71,144
                                                                       ============           ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest                                                             $  5,546,571           $  2,172,276
                                                                       ============           ============

  Income taxes                                                         $    116,387           $         --
                                                                       ============           ============
NON-CASH INVESTING ACTIVITIES:
  Conversion of loans from related parties                             $ 17,165,111           $         --
                                                                       ============           ============

                         AMINCOR, INC. AND SUBSIDIARIES
              Combined Statement of Changes in Shareholders' Equity
                 For the Years Ended December 31, 2009 and 2008

                                                                         Amincor, Inc. and Subsidiaries
                                                -------------------------------------------------------------------------
                                                     Convertible              Common Stock -              Common Stock -
                                                   Preferred Stock               Class A                     Class B
                                                --------------------      --------------------       --------------------
                                                Shares        Amount      Shares        Amount       Shares         Amount
                                                ------        ------      ------        ------       ------         ------
Balance at January 1, 2008, as restated       1,752,823      $ 1,753    7,478,409      $ 7,478     21,176,262      $ 21,176


Net loss                                             --           --           --           --             --            --
                                              ---------      -------    ---------      -------     ----------      --------

Balance at December 31, 2008, as restated     1,752,823        1,753    7,478,409        7,478     21,176,262        21,176
                                              ---------      -------    ---------      -------     ----------      --------

Conversion of loans from related parties             --           --           --           --             --            --

Net loss                                             --           --           --           --             --            --
                                              ---------      -------    ---------      -------     ----------      --------

Balance at December 31, 2009, as restated     1,752,823      $ 1,753    7,478,409      $ 7,478     21,176,262      $ 21,176
                                              =========      =======    =========      =======     ==========      ========

                                             Amincor, Inc. and Subsidiaries
                                             ------------------------------
                                              Additional
                                               Paid-in         Accumulated      Non-controlling         Total
                                               Capital           Deficit            Interest           Equity
                                               -------           -------            --------           ------

Balance at January 1, 2008, as restated       $62,268,160      $    (69,273)      $        --       $ 62,229,294


Net loss                                               --       (15,881,248)         (847,815)       (16,729,063)
                                              -----------      ------------       -----------       ------------

Balance at December 31, 2008, as restated      62,268,160       (15,950,521)         (847,815)        45,500,231
                                              -----------      ------------       -----------       ------------

Conversion of loans from related parties       17,165,111                --                --         17,165,111

Net loss                                               --       (14,789,391)         (642,143)       (15,431,534)
                                              -----------      ------------       -----------       ------------

Balance at December 31, 2009, as restated     $79,433,271      $(30,739,912)      $(1,489,958)      $ 47,233,808
                                              ===========      ============       ===========       ============

                                    EXHIBIT C

                         Amincor, Inc. and Subsidiaries
           Consolidated or Combined Statement of Shareholders' Equity
                   For the Three Years Ended December 31, 2010

                                                                         Amincor, Inc. and Subsidiaries
                                                -------------------------------------------------------------------------
                                                     Convertible              Common Stock -              Common Stock -
                                                   Preferred Stock               Class A                     Class B
                                                --------------------      --------------------       --------------------
                                                Shares        Amount      Shares        Amount       Shares         Amount
                                                ------        ------      ------        ------       ------         ------
Balance at January 1, 2008
 (combined, as restated)                            --      $    --     7,476,809      $ 7,476             --      $     --

Acquisition of businesses, real
 property and equipment, mortgages
 and equipment notes receivable by
 the Capstone Group                          1,673,740        1,674         1,600            2     20,220,843        20,221

Net loss                                            --           --            --           --             --            --
                                             ---------      -------     ---------      -------     ----------      --------
Balance at December 31, 2008
 (combined, as restated)                     1,673,740        1,674     7,478,409        7,478     20,220,843        20,221
                                             ---------      -------     ---------      -------     ----------      --------
Acquisition of a business by
 the Capstone Group                             79,083           79            --           --        955,419           955

Conversion of loans from related parties            --           --            --           --             --            --

Net loss                                            --           --            --           --             --            --
                                             ---------      -------     ---------      -------     ----------      --------
Balance at December 31, 2009
 (combined, as restated)                     1,752,823        1,753     7,478,409        7,478     21,176,262        21,176
                                             ---------      -------     ---------      -------     ----------      --------

Conversion of loans from related parties            --           --            --           --             --            --

Net loss                                            --           --            --           --             --            --
                                             ---------      -------     ---------      -------     ----------      --------
Balance at December 31, 2010,
 (consolidated, as restated)                 1,752,823      $ 1,753     7,478,409      $ 7,478     21,176,262      $ 21,176
                                             =========      =======     =========      =======     ==========      ========

                                             Amincor, Inc. and Subsidiaries
                                             ------------------------------
                                              Additional
                                               Paid-in         Accumulated       Non-controlling        Total
                                               Capital           Deficit            Interest           Equity
                                               -------           -------            --------           ------
Balance at January 1, 2008
 (combined, as restated)                     $     61,797      $    (69,273)      $        --       $         --

Acquisition of businesses, real
 property and equipment, mortgages
 and equipment notes receivable by
 the Capstone Group                            58,430,517                --                --         58,452,414

Net loss                                               --       (10,495,803)         (563,611)       (11,059,414)
                                             ------------      ------------       -----------       ------------
Balance at December 31, 2008
 (combined, as restated)                       58,492,314       (10,565,076)         (563,611)        47,393,000
                                             ------------      ------------       -----------       ------------
Acquisition of a business by
 the Capstone Group                             2,760,797                --                --          2,761,831

Conversion of loans from related parties       17,165,261                --                --         17,165,261

Net loss                                               --       (10,805,986)         (642,143)       (11,448,129)
                                             ------------      ------------       -----------       ------------
Balance at December 31, 2009
 (combined, as restated)                       78,418,372       (21,371,062)       (1,205,754)        55,871,963
                                             ------------      ------------       -----------       ------------

Conversion of loans from related parties        8,047,029                --                --          8,047,029

Net loss                                               --        (6,704,451)         (270,770)        (6,975,221)
                                             ------------      ------------       -----------       ------------
Balance at December 31, 2010,
 (consolidated, as restated)                 $ 86,465,401      $(28,075,513)      $(1,476,524)      $ 56,943,771
                                             ============      ============       ===========       ============